Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aphria Inc. (the “Company”) on Form 40-F for the fiscal year ended May 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Carl Merton, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge :

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 29, 2020	By:	/s/ Carl Merton
Carl Merton
Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will not be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of the general incorporation language in such filing, except to the extent the Company specifically incorporates it by reference.

A signed original of this written statement required by Section 906 has been provided to Aphria Inc. and will be retained by Aphria Inc. and furnished to the Securities and Exchange Commission or its staff upon request.